UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **December 8, 2014**



MEREDITH CORPORATION
(Exact name of registrant as specified in its charter)

IOWA	**1-5128**	**42-0410230**
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification No.)

1716 Locust Street, Des Moines, Iowa	**50309-3023**
(Address of principal executive offices)	(Zip Code)

(515) 284-3000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01   Regulation FD Disclosure

Meredith Corporation (the Company) presented at the UBS Annual Global Media and Communications Conference on December 8, 2014. Chief Executive Officer Stephen M. Lacy and Chief Financial Officer Joseph Ceryanec discussed Company developments and responded to questions. The slide presentation is attached as an exhibit. An audio archive of the presentation will be accessible to the public on the Company's website, meredith.com. The audio archive will remain there through January 8, 2015.

Item 9.01   Financial Statements and Exhibits
    (d) Exhibits

        99   Slide presentation at the UBS Annual Global Media and Communications Conference on December 8, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEREDITH CORPORATION
Registrant

/s/ Joseph Ceryanec

_____

Joseph Ceryanec
Vice President - Chief Financial Officer
(Principal Financial and Accounting Officer)

Date: December 8, 2014

Index to Exhibits

Exhibit Number	Item
99	Slide presentation at the UBS Annual Global Media and Communications Conference on December 8, 2014.



































meredith brand licensing
4 KMOV kmov.com
Parents
SAVOR SUMMER!
Better Homes and Gardens
Successful Farming
COVER CROPS
Smash Compaction, Curb Erosion, And Salvage Excess N With These Secondary Crops
SER Padres
¡FELIZ DÍA, MAMI!
EatingWell
WHERE GOOD TASTE MEETS GOOD HEALTH
Easy, Healthy Dinners IN A BOWL
THE TRUTH ABOUT SODIUM
ARE YOU BUYING The Right Meat?
Tiny Gardens Big Rewards
46 QUICK & FRESH RECIPES
CRISP PEPPERY RADISHES!
meredith brand licensing
CBS 5
CBS5AZ.com
FamilyCircle
25 HEALTHY SNACKS
MAKE-AHEAD WEEKNIGHT MEALS
EASY ORGANIZING IDEAS
allrecipes
Fresh, fast, five stars!
MEXICAN MADE RIGHT
100+ TIPS & TRICKS
FISH YOU'LL FLIP FOR!
wfsb.com
CBS46 .com
WGCL-TV ATLANTA
mxm
Meredith Xcelerated Marketing
fitness
SCULPT SEXY ARMS NOW
BEST. ABS. EVER.
Flat-Belly Moves Trainers Swear By
Push Your Limits!
Win the Zombie Wars
Amazing One-Dish Dinners
Hot Hair!
Diet Shocker
The Health Drink That Helps You Drop Pounds
FOX 5
KVVU-TV
LOCAL. LAS VEGAS.

meredith

UBS 42nd Annual Global Media and Communications Conference

December 8, 2014

Safe Harbor

This presentation and management's public commentary contain certain forward-looking statements that are subject to risks and uncertainties. These statements are based on management's current knowledge and estimates of factors affecting the Company and its operations. Statements in this presentation that are forward-looking include, but are not limited to, the statements regarding advertising revenues and investment spending, along with the Company's revenue and earnings per share outlook.

Actual results may differ materially from those currently anticipated. Factors that could adversely affect future results include, but are not limited to, downturns in national and/or local economies; a softening of the domestic advertising market; world, national, or local events that could disrupt broadcast television; increased consolidation among major advertisers or other events depressing the level of advertising spending; the unexpected loss or insolvency of one or more major clients or vendors; the integration of acquired businesses; changes in consumer reading, purchasing and/or television viewing patterns; increases in paper, postage, printing, syndicated programming or other costs; changes in television network affiliation agreements; technological developments affecting products or methods of distribution; changes in government regulations affecting the Company's industries; increases in interest rates; and the consequences of any acquisitions and/or dispositions. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.





Agenda

❖ Meredith Overview

❖ National Media Group

❖ Local Media Group

❖ Total Shareholder Return

Meredith at a Glance

National Media
Revenue: $1B
EBITDA: $150M

Local Media
Revenue: $550M
EBITDA: $200M

Figures represent consensus estimates for Fiscal 2015

2014: A Year of Accomplishment

Local Media

- ❖ Record revenue and EBITDA performance

- ❖ Stronger-than-expected political advertising revenue

- ❖ Increased retransmission revenue and contribution

- ❖ Added 4 strong stations to group; created 2 duopolies



2014: A Year of Accomplishment

National Media

- ❖ Rapid growth in digital, mobile, video and social platforms

- ❖ Added Martha Stewart media properties to portfolio

- ❖ Established presence in the wedding marketplace

- ❖ Strong performance from non-advertising-related activities



2014: A Year of Accomplishment

Corporate

❖ Grew dividend for 21st straight year

❖ Authorized $100 million for share repurchases

❖ More than half of debt fixed at low rate

❖ Successful execution of Total Shareholder Return Strategy

meredith

Agenda

- ❖ Meredith Overview

- ❖ National Media Group

- ❖ Local Media Group

- ❖ Total Shareholder Return

National Media Group Footprint
The largest female audience across every life stage and platform



YOUNG ADULTS	YOUNG FAMILIES	ESTABLISHED FAMILIES	WOMEN OF WORTH
18M	**12M**	**26M**	**10M**

Our Brands Deliver What's Important to Her
Seasons and styles change but women's priorities remain the same

  

FAMILY   HOME   SELF

Our Brands Reach 60 Percent of Millennial Women







	Women 18-34
Print	14 million
Digital	14 million
Mobile	10 million
Total Meredith*	22 million
% Total Millennials	60%

Unduplicated



Our Consumer Connection is Growing

Digital is adding to our total audience, and is not cannibalizing print

Audience (in millions)

200
175
150
125
100
75
50

2009 2010 2011 2012 2013 2014

Mobile
15% of audience

Online
25% of audience

Print
60% of audience

Source: MRI and ComScore



12

First Party Data is Our Differentiator



- **Our first party data is based on direct behavioral engagement**

- **We focus on women at scale:**
  - **100 million consumers**
  - **60 million unique visitors**

- **Operate across platforms**

- **Data from inspiration to in-store**



Advertising Mix Increasingly Multi-Platform

Microsoft App



.19% CTR
ON SIDEKICK UNIT
Mom Tales
Windows 8
Mom Tales Moms!
54%
VIDEO COMPLETION RATE
Channels
What's New
22,846,395
IMPRESSIONS
OVERDELIVERED BY
30%

Crocs



20 MM
IMPRESSIONS
1.2 MM
PAGEVIEWS
585,000
SWEEPS ENTRIES
22%
OPT-IN RATE
11%
PRE-ROLL CTR

Ghirardelli



RESULTS
80,000
RECIPE VIEWS
1,700
RECIPE PRINTS
6,000
SOCIAL SHARES
5% lift
IN PURCHASE INTENT
Raspberry Chocolate Tassies
Next Recipe
Ingredients

Aetna



114 MM
IMPRESSIONS
60 MM
EARNED IMPRESSIONS
5 MM
VIDEO PLAYS
74%
VIDEO COMPLETION
3 MM
TWITTER PARTY REACH

Strong Performance from Non-Advertising Activities





MDVIP
10 Ways to Sneak In a Workout
fitness
Slide 1 of 11
1,500-Calorie Level

Digital syndication

Walmart
Better Homes and Gardens
How to refresh your bathroom with BHG @ Walmart
Four Generations One Roof

Retail products



Cookware







meredith
brand licensing

Floral arrangements

Better Homes and Gardens
父母世界
Parents
好爸爸有大智慧
Наш домашний
Рецепты
Better Homes and Gardens
Tanishaa Mukerji's

International media licensing





Better Homes and Gardens
REAL ESTATE

Real Estate

meredith

Expanding Our Competitive Position

Women's Lifestyle:

- Martha Stewart Living
- Marthastewart.com


MARTHA STEWART
Living
Cookies everyone will love
from slice & bake to frosted showstoppers
76 BUDGET-FRIENDLY GIFTS
NEW HOLIDAY TRADITIONS
celebrate, decorate, make & give


halloween


holiday
GIFTS


Scary Sweets

Wedding media:

- Martha Stewart Weddings
- Mywedding.com

mywedding®


MARTHA STEWART
THE PARTY EXPERTS
weddings
THE STYLE ISSUE
Expert Advice


MARTHA STEWART
DO-IT-YOURSELF STYLE
weddings
BRIGHT & BEAUTIFUL shoes, jewelry, and you!
FLIRTY SUMMER dresses
COUTURE cupcakes
INSPIRED real weddings
SUPER-SUNNY color
STYLE MADE Easy

New product launches:

- Eat This, Not That!


THE NO-DIET WEIGHT LOSS SOLUTION
EAT THIS
NOT THAT!
50+ FAST WEIGHT-LOSS RECIPES
148 Smart Food Swaps
62 Super Saver Tips
75 Quick Family Dinners
LOSE UP TO 16 POUNDS In Just 14 Days!
17 BEST-EVER BURGERS!
157 GREATEST SUPERMARKET FOODS

Agenda

❖ Meredith Overview

❖ National Media Group

❖ Local Media Group

❖ Total Shareholder Return

Meredith's Local Media Group



Portland
(FOX + MYTV)
Springfield (ABC +
CBS + FOX)
Saginaw
(CBS)
Las Vegas
(FOX)
Kansas City
(CBS + MYTV)
St. Louis
(CBS)
Nashville
(NBC)
Greenville
(FOX)
Atlanta
(CBS + WPCH)
Phoenix
(CBS +
Independent)
Mobile-Pensacola*
(FOX)

** Pending regulatory approval of Media General-LIN Media merger*

Record Revenue and EBITDA


300
250
200
150
100
50
0
Political advertising revenue
Non-political advertising revenue
$33M
$38M
$35-$38M
1H FY2011
1H FY2013
1H FY2015 *

** Reflects Meredith's guidance range established on Oct. 23, 2014*

19

Growing Retransmission Revenue and Contribution

MVPD	Renewal Date
MVPD	
Satellite	**FY 2017**
Phone	**FY 2015-2016**
Cable	**FY 2015 - 2018**
Network Affiliation / Market	**Renewal Date**
ABC Springfield	**FY 2015**
CBS	
Hartford/Springfield	**FY 2016**
St. Louis	**FY 2017**
Atlanta, Phoenix, Kansas City, Flint/Saginaw	**FY 2018**
FOX	
Springfield	**FY 2016**
Portland, Las Vegas, Greenville, Mobile-Pensacola	**FY 2018**
NBC Nashville	**FY 2018**



Great Stations Added to Portfolio
Increases Number of Duopolies to 5



Phoenix: Market 11

❖ Powerful independent station produces most news in Arizona



St. Louis: Market 21

❖ CBS affiliate ranks #1 in midday, evening and late news



Mobile: Market 59 *

❖ Market leading Fox affiliate in fast-growing region



Springfield, MA

❖ ABC affiliate/Fox on digital tier strengthens competitive position



* Pending regulatory approval of Media General-LIN Media merger

Agenda

- ❖ Meredith Overview

- ❖ National Media Group

- ❖ Local Media Group

- ❖ Total Shareholder Return

Three Year Shareholder Returns Approaching Top Quartile



TSR (%)

Multiple sources including BCG Investor Survey and Value Line
* Actual represents the period of Oct. 25, 2011 to Oct. 24, 2014



Returning Cash to Shareholders



Annual Dividend Paid

Cumulative Share Repurchases

Looking Ahead to Calendar 2015

Local Media

- ❖ Grow non-political advertising revenue
- ❖ Increase retransmission revenue and contribution
- ❖ Enhancing digital and mobile platforms
- ❖ Complete integration of station acquisitions

National Media

- ❖ Evolve and strengthen our advertising activities
- ❖ Aggressively expand our digital-related businesses
- ❖ Integrate new business additions
- ❖ Grow revenue from individual consumer

Corporate

- ❖ Continue to consolidate our respective industries
- ❖ Increase cash returned to shareholders
- ❖ Execute Total Shareholder Return strategy



5 Reasons to Invest in Meredith

1   Largest reach to American women across life stages

2   Powerful national and local media brands

3   Growing digital and mobile activities

4   Aggressively adding new revenue streams

5   Track record of returning cash to shareholders





































meredith
brand licensing
KMOV
kmov.com
Parents
Better Homes and Gardens.
Successful Farming
SER Padres
EatingWell
meredith
brand licensing
CBS5AZ.com
FamilyCircle
allrecipes
Fresh, fast, five stars!
wfsb.com
CBS46.com
WGCL-TV ATLANTA
mxm
Meredith Xcelerated Marketing
fitness
BEST. ABS. EVER.
FOX 5
KVVU-TV
LOCAL. LAS VEGAS.

meredith

UBS 42nd Annual Global Media and Communications Conference

December 8, 2014